December 23, 2009

An Important Message to Taro Shareholders

The Taro Annual Meeting will be held in just a few days.  It is now up to you to protect your investment by voting your shares in support of your Board of Directors’ recommendations.

Please immediately sign, date and return your proxy, or vote by telephone or Internet.  Your vote is important, regardless of the number of shares you own.

You may recently have received materials from Sun Pharmaceutical Industries Ltd. asking you to vote "against" the proposals to elect directors and ratify the Company's indemnification arrangements at the Annual Meeting.  Is Sun "for" anything other than its own self interest?  Sun asks you to vote against the Company's nominees for director.  It opposes ratification of the Company's existing indemnification arrangements, even though such arrangements are commonplace at public companies, and few, if any, directors would agree to serve at a company that did not have these standard arrangements. Sun's approach would impede corporate functioning and create confusion.  How would that serve the interests of Taro shareholders?

Sun complains that Taro's 2006 audit has not yet been completed, but Sun does not explain how voting "against" the nominees for director will help to get the audit completed any faster.  In fact, supporting Sun will simply impede corporate functioning and thereby delay the audit further.  Again, this will not serve Taro shareholders' interests.

Your Board is doing everything it can to bring the audit process to a successful conclusion.  In the meantime, Taro has provided regular quarterly financial updates prepared in accordance with Generally Accepted Accounting Principles (GAAP).  Although Sun has not hesitated to cast aspersions on these reports, it has provided no basis to believe that the reports are not correct in all material respects.

In the meantime, here is the truth.

•	In the last two years, Taro's net sales, gross profit, net income and cash on hand all have been increasing, significantly and consistently.

•	In the last two years, our debt has been decreasing dramatically.

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We have used our expertise to build an impressive pipeline of innovative new drugs, including T2000, which this month received an Investigational New Drug exemption from the U.S. Food and Drug Administration.

•	We have added to the 200+ products in our valuable portfolio, including our growing, higher margin, proprietary-branded (Topicort®, Ovide® and Lustra®) lines.

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We continue to build on our strength as the leading U.S. supplier of topical dermatological creams and ointments, as well as a leading supplier of generic Claritin® (loratadine) and Zyrtec® (cetirizine) syrups.

We urge you to contrast our record at Taro with the record of Sun at its majority-owned U.S. subsidiary, Caraco Pharmaceutical Laboratories, Ltd.  While Sun likes to complain about the supposed "lies" being told concerning its record at Caraco, Sun cannot dispute the following FACTS:

FACT:  Caraco's inventories were seized by U.S. Marshals at the request of the FDA due to failure to comply with FDA regulations.

FACT:  Caraco has not announced a plan to reopen or resume normal operating activities in the United States.  Indeed, Caraco may move its U.S. operations to other Sun facilities, possibly to India, to the detriment of Caraco's employees.

FACT:  The Chairman of Sun's Independent Directors Committee resigned, complaining publicly, in a letter filed with the U.S. Securities and Exchange Commission, about Sun's "absolute refusal to permit a focused independent look at corporate governance matters to determine if they contributed to the events leading up to the FDA seizure.”  (Emphasis added)

Taro Pharmaceutical Industries Ltd.

When you fill out your Taro proxy card, ask yourself this:  If this can happen at a Sun-controlled Caraco, what is to prevent it from happening here too, if Sun succeeds in its plan to gain control of Taro?

We believe there can be no dispute that, under Sun's control, Caraco’s operations and performance have been seriously damaged, perhaps irreparably, to the detriment of Caraco’s minority shareholders.  Don't let this happen to your investment in Taro.

In contrast to Sun-controlled Caraco, our Board is independent.  Eight of the eleven director-nominees are independent, outside directors, who have no role in management and have exemplary qualifications in a wide variety of business and professional capacities.  Sun cannot make that claim about its controlled U.S. subsidiary, Caraco.

Our Board continues to work hard on your behalf.  With your support, we will remain focused on:

•	Building a world class, research-based, multinational pharmaceutical company;

•	Enhancing our profitability and financial strength;

•	Building on our strong presence across all major North American distribution channels;

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Capitalizing on vertical integration and our best-in-class research facilities, the cost of which has already been paid for, to add to our robust development pipeline while achieving cost efficiencies.

Taro is a very valuable company.  Do not let Sun succeed in its negative proxy campaign, which is simply intended to further its efforts to seize control of your Company at a bargain basement price.

Protect your investment.  Vote your shares today.

Please execute and return the enclosed WHITE proxy card, and vote FOR the nominees for election to Taro’s Board of Directors and FOR each of the other agenda items at the upcoming Annual Meeting.

Alternatively, please call us at one of the numbers below to learn how you can vote on the Internet.

Thank you in advance for your attention and your continued support.1

Sincerely,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
On behalf of your Board of Directors

If you have any questions or need any assistance voting your proxy, please contact us at taro@georgeson.com or call Georgeson Inc., our proxy solicitor, between the hours of 9:00 am and 11:00 pm EST, Monday through Friday.  U.S. and international shareholders may call toll-free +1-866-741-9588.  Banks and brokers may call +1-212-440-9800.  European and Israeli institutional investors may call +39-06-421-71-777.

SAFE HARBOR
Certain statements in this letter may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s financial turnaround, profitability, operations and performance.  Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward- looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions; changes in the Company’s financial position; regulatory actions; and, other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.

1	Taro reserves all its rights with respect to Sun's solicitations and soliciting materials.